Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 333-131481

Not for release, publication or distribution in whole or in part in or into Australia or Japan.

FIRST QUANTUM REFUTES ADASTRA MINERALS ASSESSMENT OF ITS OFFER AND
ENCOURAGES ADASTRA SHAREHOLDERS TO TENDER TO FIRST QUANTUM’S FINAL OFFER,
WHICH EXPIRES ON MARCH 31, 2006

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) replied today to the press release filed March 24, 2006 by Adastra Minerals Inc. (“Adastra”) in which First Quantum’s revised and final Offer to purchase all of the outstanding common shares of Adastra was rejected. The increased Offer is comprised of $2.65 in cash per Adastra common share or 1 First Quantum common share for each 14.76 Adastra common shares, subject to pro ration. The Offer is conditional on First Quantum achieving its Minimum Tender Condition of 50.1% of Adastra’s fully diluted common shares outstanding. Unless otherwise noted, all dollar amounts referred to in this press release are in Canadian dollars.

Based on First Quantum’s closing share price of $45.00 on March 27, 2006, the Offer values Adastra at $3.05 per share (assuming the share election). First Quantum’s dividend, payable May 10, 2006 to shareholders of record on April 19, 2006, provides the potential for approximately an additional $0.02 per share to Adastra shareholders bringing the total value of the Offer to $3.07 per share.

“On March 20, 2006 we significantly increased our Offer for Adastra and we believe this is now clearly the only real option for Adastra shareholders to receive full value.” said Mr. Philip Pascall, Chairman and CEO of First Quantum. “We strongly disagree with many of the statements made in Adastra’s press release. We believe Adastra has understated the risk associated with financing and developing the Kolwezi Project and has not provided Adastra shareholders with the information necessary to make a properly informed decision. We have offered a significant premium payable in cash and First Quantum shares, which provides significant liquidity, cash flow and asset diversity, each of which Adastra shareholders do not have at present, together with the benefit of First Quantum’s project development experience, from financing through to operations. This is our final Offer and we encourage Adastra shareholders to tender prior to its expiry on March 31, 2006.”

In deciding whether to tender to the Offer, Adastra shareholders are encouraged to consider the following responses to Adastra’s press release:

1.	First Quantum has properly valued the Kolwezi project

•	First Quantum’s Offer is based on a thorough review of publicly available information about the Kolwezi Project, discussions with Adastra’s management and advisors and draws on First Quantum’s extensive experience in developing similar projects in the region

•	The definitive feasibility study for Kolwezi (“DFS”) is highly sensitive to key assumptions such as cobalt price and discount rates, which in First Quantum’s view are aggressive

•	The DFS value of the Kolwezi Project is highly sensitive to any delays in the historically optimistic financing timetable indicated by Adastra

–	In their June 28, 2001 press release, Adastra stated “Our timetable currently envisages receipt of the decrees and completion of the pilot plant study during 2001, with completion of the feasibility and securing the project finance during 2002.”

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•	The DFS was not completed until March 2006, some three years beyond forecast, and project financing is not yet secured

•	Companies, such as Adastra, with development stage assets only, typically trade at a significant discount to NAV due to the inherent risk in the successful completion of project financing, construction, commissioning and then operations

–	Despite the typical significant discount to NAV, First Quantum’s Offer, valued at $3.07 per share, is equal to Adastra’s own assessment of NAV of $3.07 per share

•	The potential for expanded output at Kolwezi, as noted by Adastra, is subject to the state of the cobalt market and may never occur. Attributing any material value to the expansion is therefore highly speculative

2.	First Quantum has considered Adastra’s other assets

•	The other projects noted by Adastra are at extremely early stages, are unproven and, in the case of Kipushi, have indeterminate ownership rights

•	Adastra has not disclosed the assumptions and qualifications they have used in arriving at a valuation of non-Kolwezi assets

3.	First Quantum’s Offer properly values the contribution of Adastra’s assets

•	The comparison of First Quantum’s and Adastra’s NAVs is flawed and inaccurate

–	It is inappropriate to directly compare Adastra’s Kolwezi asset, which hasn’t yet been financed to allow development plans to be progressed, with assets such as First Quantum’s which are either already in production or are financed and well advanced towards production

–	Adastra’s reserves and resources cannot be compared with those of First Quantum on a like for like basis as, for example, Adastra’s reserve calculations are highly sensitive to cobalt price assumptions in developing a copper equivalent value

•	First Quantum’s informal approach on November 30, 2005 discussed an indicative exchange ratio of 1 for 15, which valued Adastra at $1.93 per share based on First Quantum’s closing share price of $29.00 on November 29, 2005. Adastra subsequently issued equity in December 2005 at $1.70 per share

–	First Quantum’s current Offer values Adastra at $3.07 per share, a premium of 59% to the value of the November 30, 2005 indicative offer

4.	The Mitsubishi option has not been fully disclosed and is not an appropriate indicator of value

•	It is incorrect to compare any imputed value from the Mitsubishi option to the First Quantum Offer

–	First Quantum’s Offer is valued at $3.07 per share today, at a time when Adastra’s Kolwezi project has significant financing and development risk. With the benefit of First Quantum’s experience and based on recent market soundings, First Quantum is firmly of the view that Adastra will have difficulty in finalizing, if at all, satisfactory financing terms, particularly on the terms indicated

–	The Mitsubishi option, which in any event remains subject to due diligence, documentation and respective board approval, is effectively a free option to purchase an interest in the Kolwezi project many months from now only if a financing has been completed and the project significantly de-risked. As such it is incorrect and inaccurate to compare any imputed value from this transaction with the First Quantum Offer which is available to Adastra shareholders immediately

•	Any difficulties in finalizing project financing may well result in further equity dilution to Adastra shareholders and it is unclear that even if project financing is completed on terms as announced whether further equity dilution will still be required

•	Conversely, First Quantum could fund the development of the Kolwezi project with cash flow from operations

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•	A 15 year exclusive off-take contract would be highly valuable to Mitsubishi and erode value for Adastra

–	First Quantum has confirmed with third party off-takers that the terms of the contract which have been made public appear to create significant tangible value for Mitsubishi. Therefore it is not appropriate to view the price being contemplated for the purchase of the Kolwezi interest in isolation but it must be considered in the context of the value offset to Mitsubishi from the off-take terms, rendering any imputation of value to the whole of the Kolwezi project as misleading and inaccurate

–	First Quantum is of the view that Mitsubishi’s apparent willingness to quickly increase its offer is evidence that (after previously spending a year of discussions with Mitsubishi before any announcement) the offer was hastily negotiated at the last minute and as such is not in the best interest of shareholders

–	Further, the revised Mitsubishi offer for 14.9% of the Kolwezi project was subject to a revision to the terms of the 15 year copper offtake contract. Two additional quotational period options were granted to Mitsubishi which further erodes value for Adastra by enabling Mitsubishi to optimize their contract terms to the detriment of Adastra shareholders

–	As no adverse changes have come to First Quantum’s attention to date and the Mitsubishi option is still subject to a number of pre-conditions, including the negotiation of definitive agreements, First Quantum expects to be in a position to take up and pay for tendered Adastra shares very shortly after the expiry of its Offer on March 31st, provided its Minimum Tender Condition is achieved.

5.	First Quantum is offering a significant premium for Adastra

•	First Quantum’s is the only offer available to Adastra shareholders

•	The Offer currently values Adastra at $3.07 per share, which represents:

–	A 71% premium over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006 (the day prior to the announcement of First Quantum’s original offer); and

–	A 81% premium to the $1.70 equity issue that Adastra completed in December 2005; and

–	A 8% premium to Adastra’s closing share price of $2.85 on the Toronto Stock Exchange on March 27, 2006

6.	First Quantum’s shares provide a significantly lower risk profile and better liquidity for Adastra shareholders

•	First Quantum has provided consistent positive returns to its shareholders as compared to Adastra

–	For the 12 months ending January 17, 2006, First Quantum’s share price increased 125% and the company paid dividends amounting to $0.08 per share and declared a $0.265 share dividend payable on May 10, 2006 to First Quantum shareholders of record on April 19, 2006

•	Over the same period, Adastra’s share price declined 10% and the company has neither paid nor declared any dividends

–	For the 30 trading days ending March 27, 2006, trading in First Quantum’s shares averaged 275,000 shares traded per day with a value of $10.6 million per day (TSX and AIM combined)

•	There is significant downside risk in holding Adastra shares without the price support the First Quantum Offer has provided

First Quantum’s Offer expires at 5:00 pm (Toronto time) on Friday, March 31, 2006. However, because investment dealers have different cut-off times for the acceptance of tendered shares, Adastra shareholders are advised to contact their brokers immediately to ensure their shares are deposited in time to be taken up and paid for under the terms of the Offer.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. The Company produces LME grade “A” copper cathode, copper in concentrate, gold

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and sulphuric acid. The Company’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

Important Notice

Reference to the word “Offer” in this news release means the offer, as amended, of First Quantum to purchase all of the common shares of Adastra

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, as amended, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F, as amended. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80, as amended, and the tender offer statement on Schedule 14D-1F, as amended, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum’s dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum’s Information Agent.

This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

On Behalf of the Board of Directors	12g3-2b-82-4461
of First Quantum Minerals Ltd.	Listed in Standard and Poor’s
Sedar Profile #00006237
Philip Pascall
Chairman & CEO

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For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@first-quantum.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

ENDS